Exhibit 2.1

Execution version

3 June 2014

PARTNERSHIPS IN CARE HOLDINGS LIMITED

THE ROYAL BANK OF SCOTLAND PUBLIC LIMITED COMPANY

PIPER HOLDCO 2, LTD.

ACADIA HEALTHCARE COMPANY, INC.

AGREEMENT

for the sale and purchase of

Partnerships in Care Investments 1 Limited

and the A Ordinary Shares in the capital of

Partnerships in Care Property 1 Limited

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

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9.	EMPLOYEES	33

10.	INTELLECTUAL PROPERTY RIGHTS	33

11.	INFORMATION TECHNOLOGY	34

12.	DATA PROTECTION	34

SCHEDULE 5 PURCHASER WARRANTIES		35

SCHEDULE 6 PRE-CLOSING UNDERTAKINGS		36

SCHEDULE 7 CLOSING ARRANGEMENTS		37

SCHEDULE 8 POST-CLOSING FINANCIAL ADJUSTMENTS		40

SCHEDULE 9 PROPERTIES		45

SCHEDULE 10 DEFINITIONS AND INTERPRETATION		51

- II -

EXHIBITS REFERRED TO IN THIS AGREEMENT

EXHIBIT 1 (FINANCIAL ADJUSTMENTS)

AGREED FORM DOCUMENTS REFERRED TO IN THIS AGREEMENT

TRANSACTION ANNOUNCEMENTS

PICP1 ARTICLES

GROUP RELIEF DEED

INTERCOMPANY DEBT WAIVER DEED

DIRECTOR’S RESIGNATION LETTER

SECURITY RELEASES

- III -

AGREEMENT

dated 3 June 2014

PARTIES:

(1) PARTNERSHIPS IN CARE HOLDINGS LIMITED, a company incorporated in England and Wales, whose registered address is 2 Imperial Place, Maxwell Road, Borehamwood, Hertfordshire, United Kingdom, WD6 1JN and whose registered number is 05403366 (the Seller).

(2) THE ROYAL BANK OF SCOTLAND PUBLIC LIMITED COMPANY, a company incorporated in Scotland, whose registered address is 36 St Andrew Square, Edinburgh EH2 2YB and whose registered number is SC090312 (the RBS Seller).

(3) PIPER HOLDCO 2, LTD., a company incorporated in England and Wales, whose registered address is 1 Finsbury Circus, London, United Kingdom, EC2M 7SH and whose registered number is 9059930 (the Purchaser).

(4) ACADIA HEALTHCARE COMPANY, INC., a company incorporated under the laws of the State of Delaware, whose registered address is 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067 (the Purchaser Guarantor).

WHEREAS:

(A) Partnerships in Care Investments 1 Limited is a company incorporated in England and Wales, whose registered address is 2 Imperial Place, Maxwell Road, Borehamwood, Hertfordshire, United Kingdom, WD6 1JN and whose registered number is 07773948 (the Company).

(B) The Seller owns 101 ordinary shares of £1 each in the Company (the Shares). The Shares comprise the entire issued share capital of the Company.

(C) The Seller wishes to sell, and the Purchaser wishes to purchase, the Shares on the terms of this Agreement.

(D) The RBS Seller wishes to capitalise a portion of the junior debt owed to it pursuant to the Facility Agreements (as defined below).

(E) The RBS Seller wishes to sell, and the Purchase wishes to purchase, the Capitalisation Shares.

(F) Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 10.

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

IT IS AGREED:

1. SALE AND PURCHASE

1.1 The Seller shall sell, and the Purchaser shall purchase, the Shares with full title guarantee and with effect from Closing free from Third Party Rights and together with all rights then attaching to them including, without limitation, the right to receive all distributions and dividends declared, paid or made in respect of the Shares on or after Closing.

1.2 The RBS Seller shall sell, and the Purchaser shall purchase, the Capitalisation Shares with full title guarantee and with effect from Closing free from Third Party Rights and together with all rights then attaching to them including, without limitation, the right to receive all distributions and dividends declared, paid or made in respect of the Capitalisation Shares on or after Closing.

1.3 The sale and purchase of the Shares and the Capitalisation Shares shall be on the terms set out in this Agreement.

1.4 Each of the Seller and the RBS Seller waives any rights which may have been conferred on it under the articles of association of the Company or PICP1 or otherwise or in any other way to have any of the Shares or any of the Capitalisation Shares (as applicable) offered to it for purchase at any time on or before the transfer of the Capitalisation Shares or the Shares (as the case may be) pursuant to the terms of this Agreement.

2. PRICE

2.1 The price for the Shares (the Shares Price) shall be £1. The price for the Capitalisation Shares (the Final Price) shall be an amount in sterling equal to:

(a)	£395,000,000 (three hundred and ninety five million) (the Initial Price);

(b)	minus the Debt;

(c)	plus the Cash; and

(d)	plus the Working Capital Adjustment (if the aggregate Working Capital is greater than the Target Working Capital), or minus the Working Capital Adjustment (if the aggregate Working Capital is less than the Target Working Capital).

2.2 At Closing, the Purchaser shall pay: (i) the Shares Price to the Seller; and (ii) £1 (the Estimated Price) to the RBS Seller. The Estimated Price is an amount equal to:

(a)	the Initial Price;

(b)	minus the Estimated Debt; and

(c)	plus the Estimated Cash.

2.3 The Final Price shall be calculated after Closing on the basis set out in Schedule 8. Any payments required to be made under Part C of Schedule 8 shall be treated as adjusting the Estimated Price to provide the Final Price and the total liability of the Purchaser for:

(a)	the calculations of (and the financial adjustments in Part C of Schedule 8 in relation to) Cash and Working Capital shall not exceed an amount equal to £3,000,000; and

(b)	the calculation of (and the financial adjustments in Part C of Schedule 8 in relation to) Debt shall not be limited.

The Final Price shall (subject to any further adjustment, if applicable, pursuant to clause 2.4) be adopted for all tax reporting purposes.

2.4 Any payment made in satisfaction of a liability arising under a Seller Obligation, RBS Seller Obligation or a Purchaser Obligation shall adjust the price paid for the Capitalisation Shares.

3. PRE-CLOSING UNDERTAKINGS

3.1 Subject to clause 3.2, the Seller undertakes to the Purchaser, to exercise its votes as shareholder in the Company and as an indirect shareholder in PICP1 or otherwise and in so far as it is lawfully able, from the date of this Agreement until the earlier of Closing or termination of this Agreement:

(a)	to use its reasonable endeavours to procure that no Target Company shall undertake any act or course of conduct which is outside the ordinary course of business of such Target Company without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed);

(b)	to use its reasonable endeavours to procure that each Target Company shall maintain in force all insurance policies that such Target Company maintains as at the date of this Agreement, in all material respects on substantially the same terms and at similar levels of cover as prevail at the date of this Agreement;

(c)	to use its reasonable endeavours to procure that no Target Company shall undertake any acts or matters specified in Schedule 6 without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), provided that the Purchaser shall be deemed to have consented to the relevant act or matter if it fails to notify the Seller within three Business Days of the relevant request that it does not consent to the relevant act or matter;

(d)	subject to clause 3.3, to procure that each relevant Target Company shall, at the sole expense of the Purchaser, use all reasonable endeavours to comply with all reasonable requests from the Purchaser’s Group in connection with the Purchaser’s Financing, including:

(i)

furnishing the Purchaser and its Financing Sources as promptly as practicable with financial and other pertinent information regarding the Company and other Target Companies as may be reasonably requested by the Purchaser, including, without limitation, financial statements (including financial statements of the Target Companies and pro forma financial information solely relating to the Target Companies and their subsidiaries but excluding any pro forma financial information relating to the Purchaser or its Affiliates

(including any post-closing pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any pro forma financial information) and audit reports and other information of the type required and of a type and form customarily included in a registration statement by a U.S. company on Form S-1 for a public offering of equity or debt securities as contemplated by the Purchaser’s Financing (collectively, the Required Target Financial Information));

(ii)	assisting with the preparation of any customary offering documents or memoranda, bank information memoranda, prospectuses and similar documents and materials for rating agency presentations and similar documents required in connection with the Purchaser’s Financing;

(iii)	delivering (or causing its accountants to deliver) accountants’ comfort letters and consents of accountants for use of their reports in any materials relating to the Purchaser’s Financing and in connection with any filings required to be made by the Purchaser pursuant to the Securities Act or the U.S. Securities Exchange Act of 1934, as amended (collectively, an SEC Filing), where the financial statements is included or incorporated by reference) or, if the Purchaser’s Financing has not occurred and/or the Purchaser has not yet filed the financial statements in an SEC Filing, the accountants will on the Closing Date deliver a consent to a draft Form 8-K containing such financial statements provided by Purchaser and a draft comfort letter it is prepared to issue at such time;

(iv)	cooperating reasonably with (i) the marketing efforts for the Purchaser’s Financing and (ii) the Financing Sources’ due diligence, in each case to the extent customary and reasonable; and

(v)	assisting, and using reasonable efforts to procure that the Management Employees assist, with the preparation of documents and materials reasonably required by the Purchaser and the Financing Sources; and

(e)	subject to clause 3.3, to use all reasonable endeavours to procure that each relevant Target Company shall, at the sole expense of the Purchaser, comply with all reasonable requests from the Purchaser’s Group to provide customary authorisation letters to the Financing Sources authorising the distribution of information relating to the Target Companies to prospective lenders or investors.

3.2 Nothing in clause 3.1 shall restrict any act or omission of any Target Company: (i) required or permitted by this Agreement or any of the other Transaction Documents; (ii) required to implement or in connection with the Capitalisation or otherwise required to give effect to the Capitalisation Deed (including the adoption of the PICP1 Articles and the allotment and issue of the Capitalisation Shares); (iii) which is necessary, in the Seller’s reasonable opinion, in order to comply with applicable law or regulation; or (iv) which is in the ordinary course of business of the relevant Target Company or Target Companies consistent with past practice. Further, nothing in clause 3.1 shall restrict any Target Company from: (i) paying any Transaction-related cash bonuses to any Employees on or before Closing; (ii) exercising any call option and transfer rights in respect of any A ordinary shares and B ordinary shares in Partnerships in Care Investments 2 Limited (PICI2) in accordance with the articles of association of PICI2; or (iii) paying to any Cinven Party or any of their Affiliates (or any other person as they may nominate): (A) any accrued monitoring fees owed to any Cinven Party or any of their Affiliates or to the RBS Seller or any of its Affiliates (in each case plus any VAT in respect of such fees); or (B) any amounts in relation to the Target Companies’ obligations under the CRC Energy Efficiency Scheme in the UK (as established by the CRC Energy Efficiency Scheme Order 2010 (as amended)).

3.3 Notwithstanding anything in clauses 3.1(d) or 3.1(e) to the contrary, nothing therein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of any of the Target Companies, and none of the Target Companies shall be required to (other than with respect to clause 3.1(d)(iii)), enter into or approve any financing or purchase agreements for the Purchaser’s Financing, take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Purchaser’s Financing or any of the matters in clauses 3.1(d) or 3.1(e), prior to Closing, unless such action is contingent on Closing.

3.4 The Purchaser shall indemnify and hold harmless the Seller and the Target Companies from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Purchaser’s Financing (including any action taken in accordance with clauses 3.1(d) or 3.1(e) and any information (other than information furnished by or on behalf of any Target Company) utilized in connection therewith in each case prior to the Closing Date, except to the extent that such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties arise out of or in connection with the gross negligence, wilful misconduct or fraud by a Target Company or the Seller or any of its or their Affiliates.

3.5 Each of the Seller and the RBS Seller shall procure that, in the period between the date of this Agreement and Closing, the Purchaser and any member of the Purchaser’s Group and, in each case, its directors and advisers, shall be given reasonable access (during normal business hours and upon reasonable notice and so as to minimise any disruption caused to the business activities being carried on by the Target Companies) to the senior personnel, books, records, correspondence and databases of each Target Company including, without limitation, allowing the Purchaser and any member of the Purchaser’s Group and, in each case, its officers, directors and advisers access to such senior personnel, books, records, correspondence and databases in each case for the sole purpose of facilitating and implementing preparations for Closing, including, without limitation, for the purpose of the purchase by the Purchaser of warranty and indemnity insurance it may take out in connection with the Proposed Transaction, and the smooth handover and operation of the Target Companies on Closing.

3.6 The Purchaser undertakes not to agree to change, amend or otherwise modify or terminate any of the Commitment Agreements or to the waiver of any rights thereunder in either case if and to the extent that would cause a breach of the warranties of the Purchaser set out in Schedule 5 or that could materially prejudice the ability of the Purchaser to pay the Estimated Price, the Share Price and the Discharge Amount without the prior written consent of the Seller and the RBS Seller. The Purchaser shall, and shall cause its subsidiaries to, take all reasonable endeavours to:

(i)	fully satisfy in all material respects, on a timely basis, all conditions set forth in the Commitment Agreements;

(ii)	comply with its obligations under the Commitment Agreements;

(iii)	enter into definitive agreements with respect to the Purchaser’s Financing on the terms and conditions specified in the Commitment Agreements so that such agreements are in effect as promptly as practicable but in any event no later than Closing;

(iv)	enforce its rights under the Commitment Agreements; and

(v)	upon satisfaction or waiver of the conditions set forth in the Commitment Agreements, cause the Financing Sources committing to fund the Purchaser’s Financing to fund the Purchaser’s Financing at Closing.

If at any time prior to Closing, the Commitment Agreements shall expire or terminate for any reason or the other party to such Commitment Agreements notifies the Purchaser in writing that the party no longer intends to provide the portion of the financing covered by any such Commitment Agreement and such portion is reasonably required to fund the amounts contemplated to be paid by the Purchaser pursuant to this Agreement, (A) the Purchaser shall notify the Company within one Business Day and (B) the Purchaser shall use reasonable best efforts to arrange alternative financing, including from alternative sources.

The Purchaser shall provide to the Seller and the RBS Seller copies of the commitment letter, executed by the Purchaser Guarantor, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., a redacted copy of the fee letter among the Purchaser Guarantor, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., and all definitive documents relating to the Purchaser’s Financing and shall use all reasonable endeavours to respond accurately and in good faith to the Seller’s and the RBS Seller’s reasonable inquiries with respect to all material activity concerning the status or attainment of the financing contemplated by the Commitment Agreements; provided that any such responses shall be subject to any customary confidentiality obligations.

The Purchaser shall keep the Seller and the RBS Seller fully informed of material developments in respect of the financing process relating thereto. Without limiting the generality of the foregoing, the Purchaser shall give the Seller and the RBS Seller prompt notice of:

(i)	any breach or default by any party to any Commitment Agreements or definitive document related to the Purchaser’s Financing of which the Purchaser becomes aware; and

(ii)	the receipt of any written notice or other written communication from any Financing Source with respect to any:

(a)	breach, default, termination or repudiation by any party to any Commitment Agreements or any definitive document relating to the Purchaser’s Financing of any provision of the Commitment Agreements or definitive document relating to the Financing; or

(b)	material dispute or disagreement between or among any parties to any Commitment Agreements or any definitive documents related to the Financing; provided that the Purchaser shall not be under any obligation to disclose information that is subject to attorney client or similar privilege or subject to customary confidentiality obligations.

3.7 As soon as reasonably practicable, but in any event within one Business Day of the date the Seller or the RBS Seller delivers to the Purchaser a written request, the Purchaser shall provide any information reasonably requested by the Seller or the RBS Seller relating to any circumstances referred to in clause (i) and (ii) of the immediately preceding sentence.

3.8 The Seller hereby consents to the reasonable use of the logos of the Company and any of the other Target Companies in connection with the Purchaser’s Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Target Companies or the reputation or goodwill of the Target Companies or any of their logos and on such other terms and conditions as the Company shall reasonably impose.

3.9 The Seller undertakes that it shall, and it shall procure that PICL shall, prior to Closing, cooperate with the Purchaser and assist with any notification to the Velindre NHS Trust and the National Schizophrenia Fellowship (operating under the registered charity Rethink) of the change of control of the Target Companies which will occur as a result of the Proposed Transaction.

3.10 The RBS Seller undertakes to the Purchaser not to grant its consent to any Target Company to do, or to omit to do, any act or matter which would constitute a breach by the Seller of its obligations under clauses 3.1(a) to 3.1(c) (inclusive) from the date of this Agreement until the earlier of Closing or termination of this Agreement, insofar as the RBS Seller has a right of consent under any shareholder or similar agreement to which the RBS Seller and any member of the Seller Group may be party.

3.11 On or before Closing, the Seller shall notify the Purchaser (and provide the Purchaser with reasonable details of the relevant facts or circumstances) if any of the Trading Warranties would be untrue as at Closing by reference to the facts and circumstances then existing and with any references to the date of this Agreement being substituted by references to the Closing Date, were any of the Trading Warranties to be repeated at Closing. For the avoidance of doubt, none of the Trading Warranties shall be deemed to be repeated at Closing for the purposes of this Agreement.

3.12 The Seller undertakes to the Purchaser and the RBS Seller that it shall, on or before 10 June 2014, deliver to the RBS Seller (or ensure that there is delivered) all those documents and items respectively listed in relation to the Seller or any of its Affiliates (as the case may be) in Part A of Schedule 7, to be held by the RBS Seller pending Closing; provided that:

(a)	in relation to the documents listed at paragraphs (e), (h), (n) and (q) of Part A of Schedule 7, the Seller shall only be required to deliver the final drafts and not executed but undated copies on 10 June 2014;

(b)	in relation to the documents listed at paragraphs (c), (f) and (g) of Part A of Schedule 7, the Seller shall only be required to deliver executed but undated copies on 10 June 2014 to the extent the Purchaser has notified the Seller in writing of the relevant director resignations and appointments by no later than 6 June 2014; and

(c)	the provisions of this clause 3.12 shall not apply to the document listed at paragraph (l) of Part A of Schedule 7 to the extent it is executed before 10 June 2014.

4. CLOSING

4.1 Closing shall take place on 1 July 2014 at the London offices of the Seller’s lawyers.

4.2 At Closing, each of the Seller, the RBS Seller and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its Affiliates (as the case may be) in Schedule 7, which, for the avoidance of doubt, in respect of the RBS Seller shall only include the documents listed in paragraphs (a) and (b) (in each case in respect of the Capitalisation Shares only) and (l) of Part A of Schedule 7.

4.3 If Closing does not occur on the date set for Closing in clause 4.1 because any party fails to comply with its obligations under this clause 4 in any material respect, the party (or parties) not in default may by written notice to the other party (or parties) defer Closing to a date no more than 10 Business Days after the date on which Closing would otherwise have taken place and this clause 4 shall apply to Closing as deferred as it applies to a Closing that has not deferred.

5. SELLER WARRANTIES AND RBS WARRANTIES

5.1 The Seller warrants to the Purchaser as at the date of this Agreement in the terms of the Seller Warranties. The Seller is deemed to repeat each Seller Warranty at Closing, by reference to the facts and circumstances then existing and with any references to the date of this Agreement being substituted by references to the Closing Date. The Seller Warranties are given subject to the limitations set out in clauses 5.4, 5.6 and 5.9.

5.2 The RBS Seller warrants to the Purchaser as at the date of this Agreement in the terms of the RBS Warranties (other than the warranty at paragraph 4 of Schedule 3 which shall only be given as at Closing). The RBS Seller is deemed to repeat each RBS Warranty at Closing, by reference to the facts and circumstances then existing and with any references to the date of this Agreement being substituted by references to the Closing Date. The RBS Warranties are given subject to the limitations set out in clauses 5.5, 5.6 and 5.9.

5.3 The Seller warrants to the Purchaser as at the date of this Agreement in the terms of the Trading Warranties. The Trading Warranties are given subject to the limitations set out in clauses 5.4, 5.6 and 5.9.

5.4 The aggregate total liability of the Seller in respect of all Claims shall not exceed an amount equal to £1.

5.5 Subject to clause 5.8, the aggregate total liability of the RBS Seller in respect of all Claims shall not exceed an amount equal to £1, other than any Claim relating to:

(a)	clauses 3.10 and 14, where the total liability of the RBS Seller shall not exceed an amount equal to £1,000,000; and

(b)	the calculations of (and the financial adjustments in Part C of Schedule 8 in relation to) Cash and Working Capital, where the total liability of the RBS Seller shall not exceed an amount equal to £3,000,000; and

(c)	the calculation of (and the financial adjustments in Part C of Schedule 8 in relation to) Debt, where the total liability of the RBS Seller shall not be limited.

5.6 Neither the Seller nor the RBS Seller shall have any liability for any Claim unless the Purchaser has served on it written notice on or before the date falling 12 months after the Closing Date (other than in respect of any Claim under clause 8 where the period shall be two years after the Closing Date).

5.7 If Closing has not occurred on or before 1 July 2014 (or, if Closing is deferred in accordance with clause 4.3, the date on which such deferred Closing is due to occur) due to the Purchaser failing to comply with any of its obligations under clause 4.2 or Schedule 7 (but where each of the Seller and the RBS Seller have complied with its obligations under clause 4.2 and Schedule 7), then the Purchaser shall pay to the Seller by way of indemnification for the loss or damage suffered in consequence of such failure, an amount equal to £20,000,000. Such indemnification amount shall be payable in accordance with clause 12 within 5 Business Days following 1 July 2014 (or, if Closing is deferred in accordance with clause 4.3, the date on which such deferred Closing is due to occur).

5.8 If Closing has not occurred on or before 1 July 2014 (or, if Closing is deferred in accordance with clause 4.3, the date on which such deferred Closing is due to occur) due to the RBS Seller failing to comply with any of its obligations under paragraphs (a) or (b) (in each case in respect of the Capitalisation Shares only and only insofar as such Capitalisation Shares have been duly issued to the RBS Seller by PICP1 and the share certificate relating to the Capitalisation Shares duly delivered to the RBS Seller by PICP1) or (l) of Part A of Schedule 7 (but where the Purchaser has complied with its obligations under clause 4.2 and Schedule 7), then the RBS Seller shall pay to the Purchaser by way of indemnification for the loss or damage suffered in consequence of such failure, an amount equal to £20,000,000. Such indemnification amount shall be payable in accordance with clause 12 within 5 Business Days following 1 July 2014 (or, if Closing is deferred in accordance with clause 4.3, the date on which such deferred Closing is due to occur).

5.9 Neither the Seller nor the RBS Seller shall have any liability for any Claim to the extent that the facts or circumstances giving rise to such Claim are Disclosed in the Data Room (including its Q&A facility) or the Disclosure Letter.

5.10 None of the limitations in clauses 5.4, 5.5, 5.6, 5.7, 5.8 and 5.9 shall apply to any Claim which arises (or to the extent that it is increased) as a consequence of fraud or fraudulent misrepresentation by any director or officer of any member of the Seller Group (in the case of a claim against the Seller) or by any director or officer of the RBS Seller (in the case of a Claim against the RBS Seller).

5.11 The Purchaser acknowledges and agrees that, except as provided under clause 1, clause 5.1, clause 5.2 and clause 5.3 (as applicable), no other warranty is made by or on behalf of the Seller or the RBS Seller, or any of their respective Affiliates, in connection with this Agreement or the Proposed Transaction.

5.12 Save in the case of fraud or gross misconduct, each of the Seller (acting on its own behalf and acting on behalf of the Cinven Parties) and the RBS Seller undertakes to the Purchaser not to initiate or pursue (either directly or through another person) proceedings of any kind, and that (in the absence of fraud) it has no right against and may not make a claim against any director, officer or employee of any Target Company in respect of: (i) any conduct, default or omission of any such person prior to Closing; or (ii) any warranty, representation or statement made to either of the Seller or the RBS Seller (or, in each case, its Affiliate, or any of its respective advisers), in each case in connection with the transactions contemplated by this Agreement.

6. PURCHASER WARRANTIES

Each of the Purchaser and the Purchaser Guarantor warrants to the Seller as at the date of this Agreement in the terms of the warranties set out in Schedule 5. Each of the Purchaser and the Purchaser Guarantor is deemed to repeat each Purchaser Warranty at Closing, by reference to the facts and circumstances then existing and with any references to the date of this Agreement being substituted by references to the Closing Date.

7. NO RIGHTS OF RESCISSION OR TERMINATION

No Party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Closing), other than as specified in this Agreement. This shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation.

8. PROTECTIVE COVENANTS POST-CLOSING

8.1 For the purposes of this clause 8:

(a)	Cinven Parties means Cinven Partners LLP, Cinven Limited, any of the funds managed and/or advised by Cinven Partners LLP or Cinven Limited (Cinven Funds), and any person owned, directly or indirectly, by any Cinven Funds or whose securities (or any of them) are owned, directly or indirectly, by any Cinven Funds;

(b)	Competing Business means a business which competes with the business carried on as at the Closing Date by the Target Companies;

(c)	Protected Locations means the geographical area which is within a 50 mile radius of any inpatient or outpatient location operated by any Target Company as at the Closing Date;

(d)	Relevant Lender means any person who is a bank and/or financial institution and who, immediately before Closing, was a lender to, or made other banking facilities available to, any of the Target Companies; and

(e)	Senior Employee means any officer, director or employee of any Target Company who has a gross annual basic salary of £50,000 or more.

8.2 Subject to clause 8.3, for a period of two years after the Closing Date:

(a)	neither the Seller nor any of its Affiliates shall carry on or be engaged in any Competing Business in the Protected Locations;

(b)	neither the Seller nor any of its Affiliates shall solicit, endeavour to entice away, employ, or offer to employ any Senior Employee; and

(c)	neither the Seller nor any of its Affiliates shall solicit or endeavour to entice away any person who is currently a customer of any Target Company in favour of a Competing Business.

8.3 The restrictions in clause 8.2 shall not apply to the RBS Seller, any Cinven Party, any Relevant Lender or any of their respective Affiliates. In addition, clause 8.2(b) shall not apply with respect to any recruitment or employment offer made to any person who contacts the Seller or any of its Affiliates solely on his or her own initiative, or in response to a bona fide employment advertisement that is not directed at one or more employees of any Target Companies.

8.4 The parties consider that the restrictions contained in this clause 8 are no greater than is reasonable and necessary for the protection of their legitimate interests. If any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, then such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

9. POST-CLOSING UNDERTAKINGS

9.1 The Purchaser acknowledges that the Seller and the RBS Seller may need access, from time to time after Closing, to certain accounting and tax records and information held by the Target Companies to the extent such records and information pertain to events occurring prior to Closing. Accordingly, the Purchaser agrees that it shall, and shall cause the Target Companies to:

(a)	subject to the requirements of applicable law, properly retain and maintain (in the form such records are held as at Closing, or in substantially similar form) such records until the earlier of the date that is seven years after Closing and such time as the Seller, the RBS Seller and the Purchaser agree that such retention and maintenance is no longer necessary;

(b)	allow the Seller, the RBS Seller and their respective Representatives upon reasonable notice and so as to minimise any disruption caused to the business activities being carried on by the Target Companies to inspect, review and make copies of such records as the Seller may deem reasonably necessary or appropriate from time to time, during Working Hours and at the expense of the Seller or RBS Seller (as appropriate);

(c)	without prejudice to clause 9.1(b), provide reasonable assistance to the Seller and the RBS Seller to meet their respective tax compliance, filing and/or reporting obligations with respect to the Target Companies by providing information relating to the financial activities of the Target Companies in respect of the period prior to Closing, including financial statements of the Target Companies for the financial year in which Closing takes place; and

(d)	provide such other reasonable assistance and information as may reasonably be requested by the Seller or the RBS Seller in order to comply with any tax compliance, filing and/or reporting obligations.

9.2 For six years from the Closing Date, save to the extent such provisions are inconsistent with applicable law, the Purchaser shall procure that any indemnity and/or immunity provisions contained in the memorandum and articles of association (or similar constitutional documents) of each Target Company of which a Covered Person was an employee, officer or director immediately prior to Closing are not amended, repealed or modified in any manner that would affect adversely the rights of any Covered Person in any material respect.

9.3 For six years from Closing, the Purchaser shall procure that each Target Company maintains in force such “run-off” directors’ and officers’ liability insurance policies as will enable each Covered Person to make claims arising out of any matter, cause or event occurring on or before Closing (a Pre-Closing Event) under those policies on terms and conditions that are, in every respect, no less advantageous to the Covered Person than the directors’ and officers’ liability insurance policies maintained by the Target Companies as at the date of this Agreement.

9.4 The Purchaser shall (and shall ensure that each Target Company shall), from and after Closing and to the fullest extent permitted in accordance with applicable laws, waive, release and discharge each Covered Person from any and all claims, demands, proceedings, causes of action, orders, obligations and liabilities arising out of any Pre-Closing Event (except in the case of fraud or any other action by the Covered Person which would constitute gross misconduct) which each Target Company has or may at any time have had against any Covered Person. The Purchaser shall procure that each Target Company shall not, directly or indirectly, assert any claim or demand, or commence, institute or cause to be commenced, any proceedings of any kind relating to any such Pre-Closing Event against any Covered Person.

9.5 The provisions of this clause 9 shall apply in addition to, and not in substitution for, any other rights to indemnification or contribution that any Covered Person may have at law, by contract or otherwise.

9.6 The Purchaser shall procure that any proportion of the MIP Payment Amount payable to certain current and former employees of the Target Companies as a result of the Proposed Transaction, shall (to the extent not paid on Closing) be paid to such persons in accordance with the terms of the Plan.

9.7 Each of the Seller and the RBS Seller undertakes that it shall not, and, in the case of the Seller, shall procure that any of the Cinven Parties shall not and, in the case of the RBS Seller, shall procure that any of its Affiliates shall not, at any time after the Closing Date:

(a)	do business under the name “Partnerships in Care”;

(b)	use the “Partnerships in Care” name for business purposes; or

(c)	hold itself out to be part of or to be acting in any way on behalf of any Target Company,

in each case save as may be required by law or regulation (including any reporting or filing requirements in relation to the continued operation and/or liquidation of any such person) or in connection with any contracts or arrangements that any such person or any of their Affiliates may at any time after Closing enter into with any of the Target Companies or their Affiliates.

9.8 The Seller undertakes to, and shall procure that the Cinven Parties shall, as soon as reasonably practicable and to the extent it is reasonably practicable to do so, destroy or delete from all stationery, websites and signage any wording suggesting any continued association with the Target Companies.

10. THIRD PARTY GUARANTEE

10.1 The Purchaser shall use its reasonable endeavours to ensure that, at Closing, Partnerships in Care Group Limited is released in full from the guarantee given to Northumberland Tyne and Wear NHS Trust, pursuant to a deed of guarantee dated on or around 19 Aril 2010 (Tender Reference: CON/091/RX4, OJEU Reference: 2009-07925) (the Guarantee).

10.2 Pending release of the Guarantee, the Purchaser shall indemnify the Seller, the RBS Seller and each of their respective Affiliates against any and all claims arising after Closing under the Guarantee.

11. INTER-COMPANY DEBTS

11.1 Immediately prior to Closing, the Seller shall procure that any Inter-Company Debt which is owed by any Target Company is waived pursuant to the terms of the Intercompany Debt Waiver Deed.

11.2 Immediately prior to Closing, the Seller shall procure that any Inter-Company Debt which is owed by any member of the Seller Group is waived pursuant to the terms of the Intercompany Debt Waiver Deed.

12. PAYMENTS

12.1 Subject to clause 12.2, any payment to be made pursuant to this Agreement by the Purchaser (or any of its Affiliates) shall, unless expressly provided otherwise, be made to the following bank account (and/or such other account(s) as the Seller may notify to the Purchaser) (the Seller’s Bank Account):

Bank name: The Royal Bank of Scotland plc

Account name: Partnerships in Care Holdings

Account number: 23135682

Sort code: 15-10-00

12.2 Any payment to be made pursuant to this Agreement by the Purchaser (or any of its Affiliates) in respect of the Capitalisation Shares or pursuant to Schedule 8 shall, unless expressly provided otherwise, be made to the following bank account (and/or such other account(s) as the RBS Seller may notify to the Purchaser) (the RBS Seller’s Bank Account):

Bank name: The Royal Bank of Scotland plc

Account name: GLO Nostro

Account number: 98394012

Sort code: 15-00-00

12.3 Any payment to be made pursuant to this Agreement by the Seller (or any of its Affiliates) shall be made to the following bank account (and/or such other account(s) as the Seller may notify to the Purchaser) (the Purchaser’s Bank Account):

Bank name: Bank of America

Account name: Acadia Healthcare Company, Inc.

Account number: 444011709309

SWIFT code: BOFAUS6S

12.4 Payments under clause 12.1, 12.2 and 12.3, Schedule 7 and Schedule 8 shall be made in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation. Each of the Seller and the Purchaser agrees to pay each of its Affiliates that part of each payment to which they are entitled.

12.5 If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.

13. ANNOUNCEMENTS

13.1 Without the prior written approval of the Seller, the RBS Seller and the Purchaser, no party (nor any of their respective Affiliates) shall make any announcement or issue any circular in connection with the existence or subject matter of this Agreement (or any other Transaction Document), other than any announcement in the Agreed Form.

13.2 The restriction in clause 13.1 shall not apply to the extent that the announcement or circular is required by law, by any stock exchange or any regulatory or other supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law, including, without limitation, any filings to be made by the Purchaser (and the Purchaser’s Guarantor) describing the transaction contemplated by this Agreement immediately following the execution of this Agreement and Closing to extent required by securities laws or to comply with accounting or other disclosure obligations imposed by applicable law or regulation. If this exception applies, the party making the announcement or issuing the circular shall use its reasonable efforts to consult with the other party in advance as to its form, content and timing.

14. CONFIDENTIALITY

14.1 Each of the parties shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except (i) as this clause 14 permits, (ii) (in the case of disclosure by the Seller or the RBS Seller or any of their respective Representatives) as the Purchaser approves in writing or (iii) (in the case of disclosure by the Purchaser or the Purchaser Guarantor or any of their Representatives) as the Seller and the RBS Seller approve in writing.

14.2 Clause 14.1 shall not prevent disclosure by a party or its Representatives to the extent it can demonstrate that:

(a)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any tax authority) having applicable jurisdiction, provided that: (i) (in the case of disclosure by the Seller or the RBS Seller or any of their respective Representatives) the Seller or the RBS Seller (as appropriate) shall first inform the Purchaser of its intention to disclose such information and take into account the reasonable comments of the Purchaser; and (ii) (in the case of disclosure by the Purchaser or the Purchaser Guarantor or any of their Representatives) the Purchaser or Purchaser Guarantor (as appropriate) shall first inform the Seller and the RBS Seller of its intention to disclose such information and take into account the reasonable comments of the Seller and the RBS Seller;

(b)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held;

(c)	disclosure is of Confidential Information which has previously become publicly available other than through that party’s breach of the terms of this Agreement (or that of its Representatives); or

(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document).

14.3 Each of the parties undertakes that it (and its Representatives) shall only disclose Confidential Information to its Representatives if it is reasonably required for purposes connected with this Agreement and only if the Representatives are informed of the confidential nature of the Confidential Information. Notwithstanding the foregoing: (i) Cinven Partners LLP and Cinven Limited may disclose, on a confidential basis, to any investors in the funds managed and/or advised by either of them, such Confidential Information as reasonably required in connection with their internal reporting procedures; and (ii) the RBS Seller may disclose, on a confidential basis, such information to such persons as is reasonably required in connection with its internal reporting procedures.

14.4 Subject to clause 14.5, if this Agreement terminates, the Purchaser, the Purchaser’s Guarantor and their respective Representatives shall as soon as reasonably practicable on request by the Seller or the RBS Seller:

(a)	return to the Seller and the RBS Seller (as appropriate) or (at the Purchaser’s election) destroy all written documents and other materials which contain or refer to any Confidential Information (other than that referred to in paragraph (c) of the definition of Confidential Information) without keeping any copies thereof; and

(b)	so far as it is practicable to do so, expunge such Confidential Information from any computer, word processor or other electronic device.

14.5 The Purchaser, the Purchaser’s Guarantor and their respective Representatives may retain such copies of the Confidential Information as required for them to comply with any applicable legal, regulatory or internal compliance procedures. Any Confidential Information which not returned, destroyed or expunged (as applicable) by the Purchaser, the Purchaser’s Guarantor and their respective Representatives in accordance with clause 14.4, shall be maintained in confidence by them and not disclosed to any person.

15. ASSIGNMENT

15.1 Except as provided for in this clause 15, or unless the Seller, the RBS Seller and the Purchaser specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 15 shall be void.

15.2 The Purchaser may assign (in whole or in part) any of its rights or obligations under this Agreement to any of its Affiliates which is the legal and beneficial owner from time to time of any or all of the Shares and the Capitalisation Shares as if it were the Purchaser under this Agreement. The Purchaser shall ensure that before any such assignee subsequently ceases to be an Affiliate, it shall re-assign that benefit to the Purchaser or to another of the Purchaser’s Affiliates.

15.3 The Purchaser may also assign its rights under this Agreement (by way of security only) to any bank(s) and/or financial institution(s) lending money or making other banking facilities available to the Purchaser (or any of its Affiliates) for the Proposed Transaction but so that, notwithstanding any such assignment in security, the Seller and the RBS Seller may, unless they receive written notice of enforcement of the relevant security interest, deal with the Purchaser in connection with all matters arising under this Agreement.

15.4 If an assignment is made in accordance with this clause 15, the liabilities of the parties under this Agreement shall be no greater than such liabilities would have been if the assignment had not occurred.

16. PURCHASER GUARANTOR

16.1 In consideration of the Seller and the RBS Seller entering into this Agreement, the Purchaser Guarantor unconditionally and irrevocably guarantees to the Seller and to the RBS Seller and to each of their respective Affiliates as a continuing obligation that the Purchaser will comply properly and punctually with its obligations under this Agreement and each Transaction Document to which it is a party (including its liabilities to pay damages, agreed or otherwise under this Agreement or any such Transaction Document) (the Purchaser Guaranteed Obligations).

16.2 The Purchaser Guarantor’s liability under clause 16.1 shall not be discharged or impaired by:

(a)	any amendment, variation or assignment of this Agreement or any Transaction Document or any waiver of its or any of their terms;

(b)	any release of, or granting of time or other indulgence to, the Purchaser or any third party;

(c)	any winding up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate power or authority or other circumstances affecting the Purchaser (or any act taken by the Seller in relation to any such event); or

(d)	any other act, event, neglect or omission (whether or not known to the Purchaser, the Seller or the Purchaser Guarantor) which would or might (but for this clause) operate to impair or discharge the Purchaser Guarantor liability or afford the Purchaser Guarantor or the Purchaser any legal or equitable defence.

16.3 The Seller and the RBS Seller may make any number of demands of the Purchaser Guarantor and the Purchaser Guarantor’s obligations under this clause 16 shall be in addition to any rights that each of the Seller and the RBS Seller may have under any other agreement or security in relation to this Agreement or the Purchaser Guaranteed Obligations. The Seller and the RBS Seller may enforce their respective rights against the Purchaser Guarantor without first having recourse to any other such agreement or security or exercising any rights or remedies against the Purchaser.

16.4 Without prejudice to the rights of the Purchaser against the Seller or the RBS Seller, the Purchaser Guarantor shall be a primary obligor and shall be deemed a principal debtor in respect of its obligations under this Agreement and not a surety.

16.5 Until all of the Purchaser Guaranteed Obligations have been unconditionally and irrevocably discharged, the Purchaser Guarantor agrees that:

(a)	it will not make demand for the payment of any sum from the Purchaser connected with or in relation to the sum demanded by the Seller or the RBS Seller or claim any set-off or counterclaim against the Purchaser;

(b)	if the Purchaser is bankrupt, insolvent or in liquidation, the Purchaser Guarantor will not prove in any such bankruptcy, insolvency or liquidation in competition with the Seller or the RBS Seller; and

(c)	any security taken by the Purchaser Guarantor from the Purchaser in consideration of this guarantee and any money received by the Purchaser Guarantor by proving in the bankruptcy, insolvency or liquidation of the Purchaser shall be held in trust absolutely for the Seller and the RBS Seller in respect of the obligations of the Purchaser Guarantor under this clause 16.

16.6 The Purchaser Guarantor agrees that:

(a)	if any payment received by the Seller or the RBS Seller from the Purchaser in relation to the Purchaser Guaranteed Obligations is avoided or set aside on the subsequent bankruptcy, insolvency or liquidation of the Purchaser, any amount received by the Seller or the RBS Seller (as appropriate) and subsequently repaid shall not discharge or diminish the liability of the Purchaser Guarantor for the Purchaser Guaranteed Obligations and this clause 16 shall apply as if such payment had at all times remained owing by the Purchaser; and

(b)	after a demand has been made by the Seller or the RBS Seller under this clause 16 and until the amount demanded has been paid in full, the Seller or the RBS Seller (as appropriate) may take such action as it thinks fit against the Purchaser to recover all sums due and payable to it under this Agreement, without affecting the obligations of the Purchaser Guarantor under this clause 16.

16.7 In consideration of each of the Seller and the RBS Seller entering into this Agreement as a separate, additional continuing and primary obligation, the Purchaser Guarantor undertakes to indemnify each of the Seller and the RBS Seller and each of their respective Affiliates against any Costs suffered or incurred by any of them as a result of the Purchaser’s failure to comply properly and punctually with its obligations under this Agreement or any Transaction Document, provided that nothing in this clause 16 will impose on the Purchaser Guarantor any liability which is greater than that which the Purchaser had been subject if it had complied with its obligations under this Agreement and each Transaction Document to which it is a party.

17. AFFILIATES

Each of the Seller and the Purchaser shall procure that its Affiliates and Representatives comply with all obligations under this Agreement which are expressed to apply to any such Affiliates or Representatives.

18. COSTS

18.1 Subject to clause 18.2 and except as otherwise provided in this Agreement (or any other Transaction Document), each party shall be responsible for its own costs, charges and other expenses (including those of its Representatives) incurred in connection with the Proposed Transaction.

18.2 The Purchaser shall bear all stamp duty, notarisation fees or other documentary transfer or transaction duties, and all stamp duty reserve tax, stamp duty land tax and any other transfer taxes including in each case any related interest or penalties arising as a result of this Agreement or of any of the other Transaction Documents.

19. NOTICES

19.1 Any notice in connection with this Agreement shall be in writing in English and delivered by hand, registered post, courier using an internationally recognised courier company or email.

19.2 A notice shall be effective upon receipt and shall be deemed to have been received:

(a)	at the time of delivery, if delivered by hand, registered post or courier; or

(b)	at the time of sending, if delivered by email (provided that the recipient actively acknowledges receipt),

provided that, in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

19.3 The address details of the parties for the purposes of this clause 19 are as follows (which details may be updated by notice delivered in accordance with this clause 19):

(a)	Seller:

Address:	2 Imperial Place, Maxwell Road, Borehamwood, Hertfordshire WD6 2XX

Attention:	Company Secretary (Sarah Livingston)

Email:	sarah.livingston@partnershipsincare.co.uk

Copy to:

Address:	2 Imperial Place, Maxwell Road, Borehamwood, Hertfordshire WD6 2XX

Attention:	Chief Executive Office (Joy Chamberlain)

Email:	joy.chamberlain@partnershipsincare.co.uk

(b)	RBS Seller:

Address:	Global Restructuring Group, 10th Floor, 280 Bishopsgate, London EC2M 4RB

Attention:	Head of Strategic Investments and Head of Asset Management, SIG

Email:	GRGSIGOperations@rbs.com

Copy to:

Address:	GRG Strategic Investment Group, 10th Floor, 280 Bishopsgate, London EC2M 4RB

Attention:	Stephen Ahmad, Investment Manager

Email:	stephen.ahmad@rbs.com

(c)	Purchaser/Purchaser Guarantor:

Address:	Acadia Healthcare Company, Inc., 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, United States

Attention:	Chris Howard, EVP, General Counsel and Secretary

Email:	Chris.Howard@acadiahealthcare.com

Copy to:

Address:	Stepehenson Harwood LLP, 1 Finsbury Circus, London EC2M 7SH

Attention:	Andrew Edge

Email:	Andrew.Edge@shlegal.com

20. FURTHER ASSURANCE

For a period of 18 months after Closing, the Seller and the RBS Seller shall each execute and deliver all such instruments and other documents and take all such actions as any other party, as the case may be, may from time to time reasonably require in order to effect the transfer by the party of the Shares and the Capitalisation Shares (as the case may be) held by that party to the Purchaser.

21. CONFLICT WITH OTHER AGREEMENTS

If there is any conflict between the terms of this Agreement and any other Transaction Document, this Agreement shall prevail (as between the parties to this Agreement and as between their respective Affiliates) unless: (i) such other Transaction Document expressly states that it overrides this Agreement in the relevant respect; and (ii) relevant parties are either also parties to that other Transaction Document or otherwise expressly agree in writing that such other Transaction Document shall override this Agreement in that respect.

22. WHOLE AGREEMENT

This Agreement and the other Transaction Documents together set out the whole agreement between the parties in respect of the sale and purchase of the Shares and the Capitalisation Shares and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction. It is agreed that:

(a)	no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of the other party (or any of its Representatives) in relation to the Proposed Transaction which is not expressly set out in this Agreement or any other Transaction Document;

(b)	(other than in respect of the sale of the Shares and the Capitalisation Shares with full title guarantee) any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;

(c)	the only right or remedy of a party in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document or specific performance; and

(d)	except for any liability in respect of a breach of this Agreement or any other Transaction Document, no party (or any of its Representatives) shall owe any duty of care or have any liability in tort or otherwise to the other party (or its respective Representatives) in relation to the Proposed Transaction, provided that this clause 22 shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation. Each party agrees to the terms of this clause 22 on its own behalf and as agent for each of its Representatives.

23. WAIVERS, RIGHTS AND REMEDIES

Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

24. COUNTERPARTS

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

25. VARIATIONS

No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

26. INVALIDITY

Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

27. THIRD PARTY ENFORCEMENT RIGHTS

27.1 The parties’ respective Representatives shall have the right to enforce the relevant terms of clause 22 by reason of the Contracts (Rights of Third Parties) Act 1999. This right is subject to: (i) the rights of the parties to amend or vary this Agreement without the consent of any of their respective Representatives; and (ii) the other terms and conditions of this Agreement. The Financing Sources shall be entitled to enforce clause 29.

27.2 Except as provided in clause 27.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

28. GOVERNING LAW AND JURISDICTION

28.1 This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English law.

28.2 The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Agreement, including disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Agreement; and (ii) any non-contractual obligations arising out of or in connection with this Agreement. For such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction.

28.3 The Purchaser shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Stephenson Harwood LLP currently of 1 Finsbury Circus, London EC2M 7SH (reference: AE/01-52-05314) and any claim form, judgment or other notice of legal process shall be sufficiently served on the Purchaser if delivered to such agent at its address for the time being. The Purchaser irrevocably undertakes not to revoke the authority of this agent and if, for any reason, the Seller or the RBS Seller requests the Purchaser to do so it shall promptly appoint another such agent with an address in England and advise the Seller and the RBS Seller accordingly. If, following such a request, the Purchaser fails to appoint another agent, the Seller or the RBS Seller (as appropriate) shall be entitled to appoint one on behalf of the Purchaser at the Purchaser’s expense.

28.4 The Purchaser Guarantor shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Stephenson Harwood LLP currently of 1 Finsbury Circus, London EC2M 7SH (reference: AE/01-52-05314) and any claim form, judgment or other notice of legal process shall be sufficiently served on the Purchaser Guarantor if delivered to such agent at its address for the time being. The Purchaser Guarantor irrevocably undertakes not to revoke the authority of this agent and if, for any reason, the Seller or the RBS Seller requests the Purchaser Guarantor to do so it shall promptly appoint another such agent with an address in England and advise the Seller and the RBS Seller accordingly. If, following such a request, the Purchaser Guarantor fails to appoint another agent, the Seller or the RBS Seller (as appropriate) shall be entitled to appoint one on behalf of the Purchaser Guarantor at the Purchaser Guarantor’s expense.

29. LIMITATION ON LIABILITY OF FINANCING SOURCES

None of the Financing Sources will have any liability to the Seller or the RBS Seller relating to or arising out of this Agreement, the Purchaser’s Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Seller nor the RBS Seller will have any rights or claims against any of the Financing Sources hereunder or thereunder. In no event shall the Seller or the RBS Seller be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources.

SIGNATURE

This Agreement is signed by duly authorised representatives of the parties:

SIGNED	)	SIGNATURE:	/s/ Dr. Quazi Hague
for and on behalf of	)
PARTNERSHIPS IN CARE	)	NAME:	Dr. Quazi Hague
HOLDINGS LIMITED	)
	)	POSITION:	Group Medical Director

SIGNED	)	SIGNATURE:	/s/ Dan Haxby
for and on behalf of	)
THE ROYAL BANK OF SCOTLAND	)	NAME:	Dan Haxby
PUBLIC LIMITED COMPANY	)
	)	POSITION:	Corporate Director

SIGNED	)	SIGNATURE:	/s/ Joey Jacobs
for and on behalf of	)
PIPER HOLDCO 2, LTD	)	NAME:	Joey Jacobs
)
	)	POSITION:	Director

SIGNED	)	SIGNATURE:	/s/ Joey Jacobs
for and on behalf of	)
ACADIA HEALTHCARE	)	NAME:	Joey Jacobs
COMPANY, INC.	)
	)	POSITION:	Chief Executive Officer

INDEX OF SCHEDULES AND EXHIBITS*

*	Schedules and exhibits are omitted in accordance with Item 601(b)(2) of Regulation S-K. Acadia agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS